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SEC FILE NUMBER
8-53615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FKA FutureTrade Securities, LLC INTERACTIVE BROKERS CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26110 Enterprise Way
(No. and Street)

Lake Forest (City) California (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FUTURETRADE SECURITIES LLC
(SEC I.D. No.8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
FutureTrade Securities, LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of FutureTrade Securities, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2009

FutureTrade Securities, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

Assets

Cash and cash equivalents	$ 2,279,811
Cash - segregated for regulatory purposes	1,208,991
Deposits with clearing organization	1,518,393
Other receivables:	
Fees (net of allowance for doubtful accounts of $3,361)	214,032
Brokers, dealers and clearing organizations	1,106,692
Affiliates	601,453
Other assets	20,926
Total assets	$ 6,950,298

Liabilities and member's capital

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 2,097,137
Other payables:	
Payable to clients	816,287
Brokers, dealers and clearing organizations	87,438
Affiliates	1,220,686
	4,221,548
Member's capital	2,728,750
Total liabilities and member's capital	$ 6,950,298

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

FutureTrade Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Futures Association ("NFA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company executes and clears securities on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934, pertaining to the possession or control of customer-owned assets and reserve requirements.

The Company is a wholly owned subsidiary of FutureTrade Technologies, LLC ("FTT"), a technology solutions provider to hedge funds and other institutional investors. On December 18, 2007, FTT was purchased by Interactive Brokers LLC ("IB LLC"), which is a registered broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and FINRA. IB LLC is 99.9% owned by IBG LLC ("IBG LLC" or "the Group"), a Connecticut limited liability company.

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), which first issued shares of common stock in its Initial Public Offering ("IPO") in May 2007 (Note 7).

As of January 1, 2009, the Company was merged into FutureTrade Securities Corp., a Delaware corporation, with FutureTrade Securities Corp. being the survivor of the merger. On January 16, 2009, FutureTrade Securities Corp. was renamed to Interactive Brokers Corp.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is presented in U.S. dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include compensation accruals and allowance for doubtful accounts.

In 2008, the Company changed its year-end from a fiscal year-end ending September 30th to a calendar year-end ending December 31st.

Fair Value

At December 31, 2008, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less. The Company maintains accounts at major money-center banks. At December 31, 2008, the Company had more than 10% of its total cash and cash equivalents at one of these banks.

Cash— Segregated for Regulatory Purposes

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. Funds for customers for which the Company has not assumed a contractual commitment for all of their research-related services are segregated and paid from this account. The total funds available to pay expenses for these customers were included as Cash— Segregated for Regulatory Purposes in the accompanying statement of financial condition.

Fees Receivable and Payables to Clients

Fees receivable include amounts due for commissions earned related to executing securities transactions on the clients' behalf.

The Company has entered into contracts with certain of its clients under which it utilizes a portion of the commissions from such clients to pay research, services and other expenses on behalf of such clients. Payables to clients include amounts collected in excess of payments made on our client's behalf.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from the clearing broker represent commissions related to customer transactions and amounts payable to the clearing broker represent execution fees for clearing customer transactions. The Company allows customers of other broker-dealers to process their securities transactions through its order management system. The Company bills the broker-dealer directly for fees related to processing these transactions; the amounts receivable from these transactions are also recorded as receivable from broker-dealers and clearing organizations.

Stock-Based Compensation

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," to account for its stock-based compensation plans. SFAS No. 123(R) requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities. In June 2006,

the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". FIN No. 48 clarifies the accounting for uncertainty of income tax positions recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

FIN No. 48 was adopted by the Company as of December 18, 2007. As of December 31, 2008, no income tax assets or liabilities have been recognized.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" SFAS No. 141(R) replaces SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. SFAS No. 141(R) is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 141(R) will not have a material effect on its statement of financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 160 requires non-controlling ("minority") interests in a reporting entity to be reported as a component of the entity's stockholder's equity. SFAS No. 160 is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 160 is not expected to have a material effect on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. Adoption of SFAS No. 161 is not expected to have a material effect on the Company's statement of financial condition.

On May 9, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities in accordance with U.S. GAAP. This Statement became effective in November 2008, 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Adoption of SFAS No. 162 did not have a material effect on the Company's statement of financial condition.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;

- Defined risk management policies and procedures supported by a rigorous analytic framework; and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Cash instruments expose the Company to default risk. The Company has established policies and procedures for reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty, with which it conducts business.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodities Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company maintains a proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker in order for it to receive allowable asset treatment for proprietary assets held at its clearing broker. At December 31, 2008, the Company had net capital of $1,461,681, which was $1,134,672 in excess of required net capital of $327,009.

5. RELATED PARTY TRANSACTIONS

IBG LLC, IB LLC and FTT share administrative, financial and technological resources and IB LLC, engages in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition were the following amounts with related parties at December 31, 2008:

Receivable from affiliates	
Loans receivable	$550,000
Advances receivable	51,453

Included in liabilities in the statement of financial condition were the following amounts with related parties at December 31, 2008:

Payable to affiliates:	
Brokerage fee payable	$777,171
Advances payable	177,173
Administrative fee payable	159,379
Employee incentive plans payable	106,963

6. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Employee Incentive Plans

See Note 7 for information regarding changes to the Group's employee incentive plans and the adoption of new plans by IBG, Inc. in connection with its IPO.

7. INCENTIVE COMPENSATION PLANS

IBG, Inc. currently has an approximate 10.4% member interest in IBG LLC, is the sole managing member of IBG LLC and consolidates IBG LLC's financial results into its financial statements. IBG Holdings LLC, a Delaware limited liability company, owns the remaining 89.6%. Under the provisions of an exchange agreement, IBG, Inc. expects to acquire over time the remaining member interests in IBG LLC that it does not own. The primary manner in which the acquisition of member interests is expected to be paid is from the proceeds from sales of additional shares of IBG, Inc. Class A Common Stock ("Common Stock"). 360 million shares of authorized Common Stock have been reserved for such future sales.

Employee Incentive Plans

In connection with its IPO in May 2007, IBG, Inc. adopted the 2007 Stock Incentive which is discussed below.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan. The Compensation Committee establishes the terms and conditions of the awards under the Stock Incentive Plan, including the number of awards offered to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. The Stock Incentive Plan provides that awards will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

For the period October 1, 2007 to December 31, 2008, Company employees were granted awards of 9,272 shares of Common Stock, with a fair value at the date of grant of $232,496. These share grants were issued to IBG LLC, to be held as Treasury Stock, and will be distributed to employees in accordance with the following schedule:

- 10% on the anniversary of the IPO; and
- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

Grants under the Stock Incentive Plan are accrued for ratably during each year under the SFAS No. 123(R) "Graded Vesting" method

Shares granted under the 2007 Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plan provides that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless

the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2008, no shares have been distributed under these post-employment provisions.

The following is a summary of Stock Plan activity for the period from September 30, 2007 through December 31, 2008:

	2007 Stock Incentive Plan Shares
Balance, September 30, 2007	-
Granted, including 2007 & 2008 year-end grants	9,272
Forfeited by employees	-
Distributed to employees	519
Balance, December 31, 2008	9,791

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases

The Company has a non-cancelable operating lease covering office space that expires in September 2011.

Minimum future rental payment commitments are as follows:

2009	$ 179,218
2010	184,115
2011	138,820
	$ 502,153

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2009

FutureTrade Securities, LLC
26110 Enterprise Way
Lake Forest, CA 92630

In planning and performing our audit of the financial statements of FutureTrade Securities, LLC (the "Company") as of and for the period October 1, 2007 to December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in making the daily computation of the segregation requirements of Section 4(d)(2) of the Commodity Exchange Act and of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., CFTC, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP